E X C E R P T E D F R O M :

SEPTEMBER 12, 2005

THE WALL STREET TRANSCRIPT

Questioning Market Leaders For Long Term Investors

THE FOLLOWING REPORT IS EXCERPTED FROM
THE WALL STREET TRANSCRIPT

COMPANY INTERVIEW

SAM KOVNAT
Flight Safety Technologies, Inc.

Founded 1963
Published by Wall Street Transcript Corporation
67 Wall Street, New York, NY 10005
Copyright 2005 Wall Street Transcript Corporation
All Rights Reserved

Flight Safety Technologies, Inc. (FLT)



SAM KOVNAT, Chairman and Chief Executive Officer of Flight Safety Technologies, Inc., is a graduate of the University of Miami, in Coral Gables, Florida, with degrees in Physics and Mathematics, followed by extensive post graduate work in computer science and systems engineering. Over more than three decades he held key positions in the aerospace and defense industries with companies such as General Electric Company, Raytheon, EDO Corporation and TAS (which he helped merge into DRS Technologies, Inc.). During this time, Mr. Kovnat successfully evolved technology concepts into major government-funded production programs. In 1997 Mr. Kovnat started Flight Safety Technologies, Inc., becoming its Chairman and CEO, and since that time has arranged over $35 million of technology investment into the company including $20 million of US government funding and $15 million of equity investments.

SECTOR – AEROSPACE/DEFENSE

(ACL606) TWST: Can we start with a history and overview of Flight Safety?

Mr. Kovnat: The mission statement for our company is addressing the safety and security for aviation. We are developing three technologies in these areas, each of which is independent; that is, they are not dependent on each other, and each is aimed at addressing large market potentials. Our corporate strategy over the next two or three years is the maturation of these technologies from basic research and development into pre-production prototypes.

First of all, we have a technology we call Project SOCRATES that is intended as a ground-based sensor for atmospheric turbulence that can be dangerous to aviation. If successfully developed, it could be employed at major airports, both in the US and around the world. The initial application that the FAA and NASA are considering would be a sensor to detect localized and track wake vortices. Just like a boat creates a wake when it goes through the water, large aircraft particularly can generate a wake in the atmosphere that can be hazardous to smaller planes flying in their path. Radar has limitations in this case because there is nothing for the radar to reflect off of. There is a requirement imposed for long spacing between aircraft that creates a major capacity problem. If we can solve that problem, then capacity can be greatly increased without having to build new runways or new airports. Building new runways can cost large amounts of money, billions of dollars, plus there are severe environmental constraints, which just make it very difficult. So I think it's becoming more recognized that the only practical solution to the growing capacity limitation is to have an operational system called a Wake Vortex Advisory System at airports.

The second technology that we are developing is called UNICORN, and unlike

SOCRATES, which is on the ground, UNICORN would be an airborne sensor. Basically, its mission is collision avoidance, to look all around the aircraft and create a seven-mile bubble around the aircraft so that the pilot can be aware of any impending or threatening collision situation. Most of the collisions that happen are called by the FAA controlled flight into terrain. So UNICORN would provide a forward and downward looking capability for awareness of any obstacle avoidance or terrain changes such as hills or even mountains. So we think that could be an important product upon completion of development.

There is a new growing use that the government is employing for unmanned aerial vehicles, UAVs. They used to called drones. They have no pilots, generally no people on them. But they have been used by the military in combat areas. But now they are getting more and more non-military uses in our own air space. The customs and border patrol people at the Department of Homeland Security are flying these UAVs along the borders between the US and Mexico. Very soon they are planning to expand the use of these UAVs all across the northern Canadian border and even into the Caribbean, around the US territories of the Virgin Islands, Puerto Rico and Hawaii. So they are going to be all over the place, and they are even talking about using them for fire fighting, crop-dusting, and local and regional crime prevention surveillance and, of course, patrolling the harbors and ports and that type of thing.

So there is a real concern about the potential for a collision between these guys and maybe either a private or commercial airliner. And the government recognizes that that is a real requirement, so we are exploring application of UNICORN collision avoidance technology for what we call see and avoid, where you don't just alert

the pilot, but where we would tie this right into the flight control system of the UAV so that it can take evasive action automatically. So basically, we are addressing really growth industries in aviation safety and security.

The third technology is called TIICM, which stands for Tactical Integrated Illuminating Countermeasures, and it's designed against the terrorist threat of the shoulder-fired missiles called MANPADS, man portable air defense systems. There are a large number of these that are known to be missing and some potentially in the hands of would-be terrorists. So that's a very scary threat. The government has been trying to convert defense technology, which is more mature. But for airline use, the airline companies consider it to be too expensive, too heavy, and too much added drag, and it's prone to false alarms, which can shut down our airports.

"The world economy and certainly our national economy is highly dependent on a viable commercial aviation industry. And right now, that is threatened by both safety and capacity. And collision avoidance for UAVs, government operated commercial and privately operated airplanes are all going to grow. So these industries are very essential. They are all recognized as requirements and are going to get an increasing share of our total national government budgets."

TWST: None of those are good things?

Mr. Kovnat: None of those are good things. It's also not very effective against simultaneous multiple missiles. We believe we may be able to develop our technology, which we call TIICM, to counter these problems. We intend to design TIICM to be cheap by comparison, less than 10% of the cost of the military systems, and it wouldn't add any measurable drag because it would use the lighting systems that you see blink behind airlines or airplanes on the wing tips and on the fuselage; those are collision avoidance lights and landing lights. We would control them in a certain way that we believe would countermeasure the threat missiles. Therefore, we think it's a very novel idea, and all these ideas we consider intellectual property with patent protection.

In terms of benchmarks or milestones that can be used to judge our progress, next week we have a major milestone, which is the first actual test that we call a proof of principle test of our UNICORN technology. The UNICORN radar component, the actual functional hardware, will be mounted on a tower down at Georgia Tech Research Institute, and our President. Bill Cotton. is going to fly an airplane around the tower and will get some actual measurements. So that's a big milestone for us.

In September, our SOCRATES will be having two tests at Denver International Airport, a test we call skyward looking, which is similar to the test we did in 2003 that was very successful. But we will go from what we had in the past, a four-beam configuration, to 16 beams at Denver. So we expect to have a much better performance. Then the second test we will be doing also in the latter part of September will be mounting these SOCRATES sensing devices in 22-foot tall towers, which we call a billboard configuration, to focus the beams of this array such that we will test detecting, localizing and tracking the wake of vortices up to 1,000 meters from the emplacement of the sensor. In October, we will be having our next TIICM research and development milestone, which will be really a classified report. So we won't be reporting on it, except in a general fashion if we continue to make progress on the research and development.

Also, October 14 we will be having our annual shareholders meeting that everyone is invited to in beautiful Mystic, Connecticut. And of course, our 10-K will be coming out within the next 45 days or so, and of course, our proxy package. In summary, we have a very strong management team. Our President, Bill Cotton, joined us four years ago after retiring as the Chief Technical Pilot from United Airlines. We have a new gentleman who has joined our company in senior management capacity, who is both our Vice President for Administration and company Counsel, and he brings a very distinguished career, having been a municipal judge as well as an attorney with some experience in securities matters, litigation, and intellectual property issues. His name is Robert Knight and we are very pleased to have him aboard.

In addition, our very distinguished Board consists of former US Senator Larry Pressler, who was a Senator for 18 years and a Congressman for four years before that. So he brings a great wealth of background and experience. Steve Tocco, who was Chairman and Chief Executive Officer of Logan International Airport in Massachusetts, and his Chief Financial Officer from Logan, Joe Luca, are both on our board and bring a lot of aviation experience from the airport management perspective. And a fellow named Ken Wood is both an engineer and a lawyer who had a distinguished carrier at Lockheed before taking over as President of Beringer Industries where he had a very successful entrepreneurial record of taking a company from development stage through production, which then was acquired by an international conglomerate. So we have a very well-rounded Board that we are very proud of.

Our company has a very strong cash position for a company our size. We have close to $8 million in cash and no debt. So we are in a strong position to go forward and execute our programs and emerge from development stage into becoming a real player in the defense and aerospace sector.

TWST: What is it about your approach that allows a small company like this to participate in these rather sizable areas?

Mr. Kovnat: My colleagues and I have almost three decades of experience in doing exactly this for large companies, taking tiny little kernels of technology and creating large programs. And in some cases, these have resulted in hundreds of millions and, in one case, over $1 billion so far in growing of successful program revenues. Actually, large companies in the aerospace and defense sector are typically made up of a collection of small companies like our body is built up of independent molecules, and we know how to do this. We are very confident, and we are very fortunate to have a lot of government sponsorship. In recognition of this, we have received now over $16 million in government revenues during our existence, and we will be adding to that very shortly.

TWST: These programs are all really dependent on government funding?

Mr. Kovnat: Yes, absolutely.

TWST: What's the outlook?

Mr. Kovnat: We believe that, unfortunately, homeland defense and countering terrorist threats is a growth industry. The world economy and certainly our national economy is highly dependent on a viable commercial aviation industry. And right now, that is threatened by both safety and capacity. And collision avoidance for UAVs, government operated commercial and privately operated airplanes are very essential. So these industries are all going to grow. They are all recognized as requirements and are going to get an increasing share of our total national government budgets.

TWST: But haven't some of these agencies that you would be involved with like FAA been notoriously slow to get off the dime?

Mr. Kovnat: Yes, that's true. But if you look in the longer view of things they have accomplished, they have developed a remarkable record of improving safety, of improving efficiency, and the technologies all are being updated. We have a great respect for the FAA, and although it's subjected to constant criticism, you have to look in the long view at what they have accomplished. We are very pleased to be a part of that industry, and we are confident that it will grow and we will become a growing part of it.

TWST: Given the potential in this market space, what is to keep competition at bay?

Mr. Kovnat: We have, we believe, very viable and strong intellectual property positions. We are allied with some very strong partners. For our SOCRATES technology, we are very pleased to have as our major subcontractor Lockheed Martin Corporation, which provides world-class people and facilities.

TWST: So you can depend upon some other people as well?

Mr. Kovnat: Sure. If you look at how all these things were achieved, they are a network of teaming agreements — partnerships between major corporations competing with partnerships of other major corporations. We know how to operate, and we are very comfortable operating in that space.

TWST: So you are used to it?

Mr. Kovnat: We also spend a lot of time in Washington making presentations both to government administration officials and also congressional officials.

TWST: What is the risk here? What can go wrong?

Mr. Kovnat: I think a very calamitous thing like a repeat of 9/11 would be very bad. It is very bad for us and for the world. Although we are being funded to exactly address those issues we suffered right after 9/11, everything stopped for a considerable period of time, including the cash flow on our contracts and re-prioritization and that type of thing. But failing that, we are pretty confident that we can succeed in our technology development, although of course there can be no assurance of success until we complete actual development and testing and our mature technology is approved by the government. We are sort of analogous to a drug or biotech company that is going through the FDA process of monitoring and testing and determining safety and efficacy. And typically, it's a long torturous road, but companies that have adapted to that and are successful at it have managed to achieve the kind of product maturation, which is exactly that we are doing.

TWST: Have investors paid much attention yet?

Mr. Kovnat: We are pleased that some institutional investors have become aware of our company, even though we are well below the radar screen of many because of our market valuation. But at least one company has filed a report with the SEC indicating it has made a major investment in our company, and we think others are in the process of becoming more aware of the potential we represent.

TWST: When you talk to people like those investors, what's the prime question or concern that you are hearing?

Mr. Kovnat: Will we have the staying power to get through the various known and un-

known twists or turns to achieve the maturation of the technologies and bring them to market? My answer is, that is why we have gone through a series of three equity raises, including a secondary public offering and why we got on to the American Stock Exchange. So absolutely, we feel that we have adequate reserves, and we do not expect to have to go back to the market for any further additional financing in the foreseeable future.

TWST: You are playing in a space that's populated by big companies. Are you likely to become a target?

Mr. Kovnat: At the right price, $100 a share, we would be willing to.

TWST: When you sit down with investors, what are the two or three reasons you'd give them to take a look at Flight Safety?

Mr. Kovnat: Again, if you understand the potential in the aerospace and defense fields, you can appreciate the growing requirements for aviation safety above all, first and foremost. But capacity and efficiency follow on its heels, and you will see that we are well positioned to become a major factor.

TWST: Thank you. (TJM)

SAM KOVNAT
Chairman & CEO
Flight Safety Technologies, Inc.
28 Cottrell Street
Mystic, CT 06355
(860) 245-0191
(860) 536-6607 – FAX
www.flysafetech.com
e-mail: ir@flysafetech.com